Tidal Commodities Trust I

c/o Tidal Investments LLC

234 West Florida Street

Suite 203

Milwaukee, WI 53204

March 22, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-276254) Hashdex Bitcoin ETF Registration Statement on Form S-1 Request for Acceleration

 Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tidal Commodities Trust I hereby requests that the effective date of the above-referenced Registration Statement be accelerated to March 26, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact Peter Shea at (212) 536-3988, or in his absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

Tidal Commodities Trust I

By: Tidal Investment LLC as Sponsor

By: /s/ Guillermo Trias

Name: Guillermo Trias

Title: Chief Executive Officer of the Sponsor

cc:

Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Mr. Justin Dobbie, Division of Corporation Finance

Ms. Sonia Bednarowski, Division of Corporation Finance

Mr. Eric Envall, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP